FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1     Techincal Report for the El Compas Project

99.2     Consent of Qualified Person Lisa Bascombe

99.3     Consent of Qualified Person Sean Butler

99.4     Consent of Qualified Person John Michael Collins

99.5     Consent of Qualified Person Neil Schunke

99.6     Consent of Qualified Person Frank Wright

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

                                                                                    Date:  February 11, 2016
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer